UNITED STATES OF AMERICA
                 Before the
     SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------

              In the Matter of

NATIONAL FUEL GAS COMPANY                                    THIRD
LEIDY HUB, INC.                                           CERTIFICATE
ENERCHANGE                                                PURSUANT TO
                                                            RULE 24
File No. 70-8655

(Public Utility Holding Company Act of 1935)
--------------------------------------------

              In accordance with the terms of the Order dated September 22, 1995, issued to National Fuel Gas Company ("National") authorizing Leidy Hub, Inc., a subsidiary of National, to acquire an interest in Enerchange (File No. 70-8655, HCAR No. 35-26379), attached as Exhibit A is the Chart of Accounts for Leidy Hub, Inc. Leidy Hub's investment in Enerchange is recorded in Account 124123 and is accounted for in accordance with the Equity Method. Under the Equity Method, the account is debited or credited monthly for 14.5% of the income or loss incurred by Enerchange, with account 421000 being the offsetting debit or credit.

              Attached as Exhibit B is the Chart of Accounts for Enerchange. Enerchange has established the Chart of Accounts and maintains the accounts on an on-going basis.

              IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed the 11th day of March 1996.

                                          LEIDY HUB, INC. AND NATIONAL FUEL GAS
                                          COMPANY



                                          By: /s/ Gerald T. Wehrlin
                                             ----------------------------------
                                             Gerald T. Wehrlin, Secretary and
                                             Treasurer, Leidy Hub, Inc.
                                             Controller, National Fuel Gas
                                             Company


<PAGE 2>


                                  EXHIBIT INDEX
                               (File No. 70-8655)


(1)  Exhibit A - Chart of Accounts for Leidy Hub, Inc.

(2)  Exhibit B - Chart of Accounts for Enerchange